Exhibit 99.7

BUENOS AIRES, March 11, 2019
Notice: CPSA-GG-N-0112/19-AL

COMISIÓN NACIONAL DE VALORES

Subject: Information set forth by Section 62 of Buenos Aires Stock Exchange Regulations

Ladies and gentlemen,

Pursuant to the section mentioned above, we inform that on March 11, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended December 31, 2018. Moreover, it acknowledged the corresponding reports by the Auditor and the Supervisory Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the period ended December 31, 2018:

ARS 000
Net Income (loss) for the period
attributable to shareholders of the Company	17,519,598
attributable to non-controlling shareholding	(334,160)
Total income(loss) for the period- Income	17,185,438

Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099

2.
Other comprehensive income for the period ended December 31, 2018:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	(193,613)
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period- Loss	(193,613)

3.
Total comprehensive income for the period ended December 31, 2018:

ARS 000
Net comprehensive income for the period
attributable to shareholders of the Company	17,325,985
attributable to non-controlling shareholding	(334,160)
Total net comprehensive income for the period- Income	16,991,825

4.
Statement of changes in equity details divided in items and amounts as at December 31, 2018:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	11,442,144
Statutory Reserve	383,393
Optional Reserve	4,406,281
Retained earnings	(2,818,647)
Other accumulated comprehensive income	-
Income (loss) for the period	17,533,984
Non-controlling shareholding	467,677
Total	32,928,854

attributable to shareholders of the Company	32,461,177
attributable to non-controlling shareholding	467,677

5.
Proposal of the Board of Directors

Net Income for the 2018 Period amounted to thousands ARS 17,519,598. The Board of Directors proposes the following: to increase the Statutory Reserve balance in thousands ARS 450,459 so as to restore the Statutory Reserve to its value previous to the loss absorption caused by the exercise of the option ordered by General Resolution no. 777/18 of the CNV, which is subject to the Annual General Meeting’s approval. Moreover, from the remaining, it is proposed to allocate 712,524 to the Statutory Reserve. In addition, it is proposed to assign the remaining balance of the income (loss) for the period, after deducting the negative accumulated retained earnings, to increase the Optional Reserve so as to increase the Company’s profitability in thousands ARS 13,552,354.

6.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (hereinafter, “OPER”), Hidroneuquén S.A. (hereinafter, “HNQ”) and Sociedad Argentina de Energía S.A. (hereinafter, “SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (hereinafter, “BCBA”) and, as from February 2, 2018, in the New York Stock Exchange (hereinafter, “NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

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